Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com

August 23, 2006

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Temple-Inland Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 8, 2006

Form 8-K Filed February 6, 2006

Form 8-K Filed April 26, 2006

Forms 8-K Filed July 26, 2006

File No. 001-08634

Dear Ms. Collins:

This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated August 16, 2006, regarding the above referenced filings (the "Comment Letter"). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.

We understand and appreciate the purpose of your review and appreciate the points raised in your comments. Accordingly, we are working to clarify and supplement our disclosures in each of these areas in future filings. We hope that after reviewing our responses and the clarifications and additional disclosures we anticipate making in future filings you agree with the approach we plan to take to address these points.

1.

Confirm that your CEO and CFO have concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure.

We confirm that our CEO and CFO have concluded as of December 31, 2005 and April 1, 2006 that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is

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Ms. Kathleen Collins

August 23, 2006

accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure.

We had read this language from the second sentence of Exchange Act Rule 13a-15(e) to be included within the first sentence of the definition of disclosure controls and procedures contained in that rule. We, therefore, believed that a registrant could not conclude adequacy with respect to timely filing without having concluded as to timely decisions. Accordingly, by disclosing the conclusion that our disclosure controls and procedures were adequate and effective in order to provide timely filing, we did not believe it necessary to include the further conclusion that the disclosure controls and procedures were effective to allow timely decisions regarding disclosure. Even though we did not include the language regarding timely decisions in our Exchange Act reports, our Disclosure Committee charter and processes do encompass both sentences of the definition of disclosure controls and procedures and provide a basis for our CEO and CFO to expressly make the conclusion regarding timely decision making in addition to the conclusion regarding timely filing.

Based upon your request, we will modify the language in future filings in which these conclusions are true to read substantially as follows:

(a) Disclosure Controls and Procedures. Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

2.	Please confirm that Messrs. Jastrow and Levy sign the 302 certifications in their individual capacities.

We confirm that Messrs. Jastrow and Levy sign the 302 certifications in their individual capacities. We believed that including their titles in the language substituted for “[identify the certifying individual]” in the certification was necessary to identify them as the individual required to sign the certificate and was in no way altering the language of the certification. Based upon your comment, we will exclude the title of the signatory in the first line of all future 302 certifications.

Ms. Kathleen Collins

August 23, 2006

3.

Earnings releases furnished under Item 2.02 of the Forms 8-K noted above included the non-GAAP financial measure net income per diluted share, excluding special items. Explain the consideration given to the disclosures required by Item 10(e)(1)(i)(B), (C), and (D) of Regulation S-K.

In our earnings releases, we have complied with the requirements of Regulation G by providing a presentation with equal or greater prominence of the most directly comparable GAAP measure, net income per diluted share, and providing a reconciliation to that measure. In reviewing your comment, we realized we had overlooked the instruction to Item 2.02 of Form 8-K, which requires compliance with Item 10(e)(1)(i) of Regulation S-K with respect to earnings releases furnished under Item 2.02 of Form 8-K. As a result, we did not include a discussion of the importance of the measure to us and our investors and its limitations. Our management compensates for the limitation by clearly identifying the measure as a non-GAAP measure and reconciling the measure to the most comparable GAAP measure. In all future earnings releases, we will provide information similar to the following, which we believe fully complies with the requirements of Item 10(e)(1)(i):

Non-GAAP Financial Measure

Net income excluding special items and net income per diluted share excluding special items are important measures for us and investors because they allow useful and consistent comparisons of on-going operations by excluding gains and losses that management believes are not indicative of our ongoing operating results.

We define special items to include discontinued operations, effects of accounting changes, and other items such as gains or losses on sales of non-strategic assets; asset impairments; and unusual income, expenses, and tax benefits or charges. The most comparable GAAP measures are net income and net income per diluted share.

Despite their importance to us, net income excluding special items and net income per diluted share excluding special items are non-GAAP financial measures that have no standardized definitions and as a result may not be comparable with other companies’ measures using the same or similar terms. This lack of comparability may limit the usefulness of these measures to us and investors. There may be other limits in the usefulness of these measures to investors. As a result, we encourage you to read our financial information in its entirety and not to rely on any single financial measure.

Ms. Kathleen Collins

August 23, 2006

Calculation of Non-GAAP Financial Measure

	Third Quarter		Second Quarter
	2006	2005	2006
(In millions, except per share)
Net income determined in accordance with GAAP	$***	$***	$***

Special items, after-tax
Asset impairment	**	**	**
One-time tax benefit	**	**	**
Total special items, after-tax	**	**	**

Net income excluding special items as defined	$***	$***	$***

Average diluted shares outstanding	***	***	***

Net income per diluted share determined in accordance with GAAP	$***	$***	$***

Special items, after-tax, per diluted share
Asset impairment	**	**	**
One-time tax benefit	**	**	**
Total special items, after-tax, per diluted share	**	**	**

Net income per diluted share excluding special items as defined	$***	$***	$***

* * * * *

As requested in your letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Kathleen Collins

August 23, 2006

Again, we appreciate your interests in working with us to enhance our disclosures in our filings and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please feel free to contact me.

Very truly yours,

/s/ Grant F. Adamson

Grant F. Adamson
Chief Governance Officer

Enclosures

cc:	Audit Committee of the Board of Directors
Ernst & Young LLP